Valley Forge Life Insurance Company

A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601

WAIVER OF SURRENDER CHARGE
FOR TERMINAL ILLNESS OR CONFINEMENT RIDER


This rider is part of the contract to which it is attached.

We will waive 100% of the withdrawal charge if your age on the contract date was 75 or less. We will waive 25% of the withdrawal charge if your age on the contract date was 76 or over. We will make this waiver if you:

1. sustained confinement for a period of at least 30 consecutive days and remain so confined at the time of withdrawal; or

2. have been diagnosed with a terminal illness which was diagnosed after the contract date.

Your withdrawal request must include proof of confinement or terminal illness.

The contract must be at least 30 days old when you request the withdrawal.

You must not have been confined in a qualified institution on the contract date.

In the case of joint owners, this rider applies to either joint owner.

If the owner is not a natural person, this waiver applies to the annuitant.


DEFINITIONS

Confinement means confinement as an inpatient in a qualified institution. Confinement must begin while the contract is in force and must be for treatment prescribed by a qualified medical professional.

Qualified institution is a licensed hospital or licensed skilled or intermediate care nursing facility where daily medical treatment is available and daily medical records are kept for each patient. It is not a facility whose purpose is to provide accommodations, board or personal care services to individuals who do not need daily medical or nursing care or a place mainly for rest.

Qualified medical professional means a Medical Doctor (M.D.) or Doctor of Osteopathy (D.O.) practicing within the scope of his or her license. He or she is not your sibling, parent, child, sibling-in-law or parent-in-law.

Terminal illness is an illness or physical condition which is reasonably expected to result in death within 12 months from the date a qualified medical professional certifies to such fact.

Treatment is the rendering of medical care or advice. Treatment must relate to a specific medical condition and includes diagnosis and subsequent care. Treatment does not include routine monitoring unless medically necessary.

Consult with your tax advisor prior to making any withdrawals under this rider.

Signed for the Company at its Executive Offices in Chicago, Illinois on the contract date.